Master for
         Florida East Coast Industries, Inc., Gran Central Corporation
                    and Florida East Coast Railway Company

                      "Change of Control Severance Plan"

Section 1.  General.

     Florida East Coast Industries, Inc. ("FECI"), Gran Central Corporation ("GCC") and Florida East Coast Railway Company ("FECRR"), have each adopted a Change of Control Severance Plan pursuant to which each of the "Eligible Employees" of each Company, as defined below, will, at any time within two years following the date of consummation of a change of control as described in the next sentence (a "Change of Control"), be entitled to receive the benefits described in Section 3 below if his or her employment is terminated under the circumstances described in Section 2(B) below. For purposes of this plan, a "Change of Control" shall mean the occurrence of any of the following events:

     (A) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Act")), other than the present majority owner, St. Joe Industries, Inc. or St. Joe Corporation, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Act) directly or indirectly, of securities representing more than fifty percent (50%) of the total voting power represented by FECI's then outstanding voting securities; or

     (B) A change in the composition of the Board of Directors of FECI, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (i) are directors of FECI as of the date hereof, or (ii) are elected, or nominated for election, to the Board of Directors of FECI with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors of
FECI); or

     (C) FECI merges or consolidates with any other corporation, including St. Joe Corporation or any other St. Joe subsidiary, or FECI adopts, and the stock-holders approve, if necessary, a plan of complete liquidation of FECI, or FECI sells or disposes of all of a substantial portion of FECI's assets; or

     (D) With respect to GCC, FECI sells, distributes or otherwise disposes of securities of GCC representing more than 50% of the voting power represented by GCC's then outstanding voting securities to any person.

     "Eligible Employees" are those executive officers and salaried employees which are listed individually and made a part of each company's "Change of Control Severance Plan". Normal attrition between the date of the adoption of this Plan and the date of consummation of a Change in Control may result in deletions from and additions to these lists and such deletions and additions changes due solely to normal attrition may be made without further action of the Board.

Section 2.  Resignation and Termination.

     a.  If an Eligible Employee's employment with the Company is terminated
(i) by reason of his or her voluntary resignation that is not for Good Reason (as described in paragraph b(i) below, (ii) by reason of his or her death, retirement or disability or (iii) for "Cause" (as defined below), such Eligible Employee shall not be entitled to receive severance payments under the Plan. "Cause" shall mean (1) the willful and continued failure of the Eligible Employee to substantially perform his or her duties or (2) willful engaging in conduct that is demonstrably and materially injurious to the employer.

     b. If, during the two year period following the date of consummation of a Change in Control, (i) an Eligible Employee voluntarily terminates his or her employment following any one of the circumstances described in 1., 2., or 3. below (such a termination, a "Termination for Good Reason") or (ii) an Eligible Employee's employment is terminated without Cause ((i) and (ii) being referred to herein as a "Triggering Event"), the Eligible Employee shall be entitled to receive the benefits described in Section 3 below:

     1. A reduction in annual base salary below that in effect on the day preceding the consummation of the Change in Control; or

     2. Failure to agree to pay those relocation expenses which would have been paid if the Eligible Employee had been covered by the protection offered by the "New York Dock" provisions; or

     3. Failure to provide life insurance, medical insurance, 401-K retirement plan and other benefits that are, on the whole, not materially less favorable to the Eligible Employee than those enjoyed on the day preceding the consummation of the Change in Control.

Section 3.  Benefits.

     Upon the occurrence of a Triggering Event, in lieu of any further payments of salary and benefits, the Eligible Employee (i) subject to the limitations set forth in Section 4 and 5 below, shall be entitled to receive a severance payment of the amount determined as provided below (the "Severance Payment") and paid as provided in Section 6 and (ii) will be provided for a period of one year from the date of termination with medical insurance benefits not materially less favorable than those enjoyed on the day preceding the consummation of the Change in Control:

    a.  Executive Officers

        The greater of:

        (i) Two and one-half times such Executive Officer's annual base salary as in effect on the day preceding the consummation of the Change in Control; or

        (ii) The sum of:

             (a) The product determined by multiplying the amount of two weeks of such Executive Officer's base salalry on the day preceding the consummation of the Change of Control by the nearest whole number of years of such Executive Officer's service on the day preceding the consummation of the Change of Control; plus

            (b) The result determined by dividing such Executive Officer's yearly compensation on the day preceding the consummation of the Change of Control by 3,000 and multiplying such amount by two weeks of such Executive Officer's base salary on the day preceding the consummation of the Change of Control; plus

           (c) The product determined by multiplying the amount of two weeks of such Executive Officer's base salary on the day preceding a Change of Control by the lesser of (a) number of whole years such Executive Officer is over age 40 on the day preceding consummation of the Change in Control and (b) the number of whole years of such Executive Officers' service on the day preceding the consummation of the Change of Control.

b.  Salaried Employees

    The sum of:

    (i) The product determined by multiplying one and one-half weeks of such Salaried Employee's base salary by the nearest whole number of years of such Salaried Employee's service on the day preceding the consummation of the Change of Control; plus

    (ii) The result determined by dividing such Salaried Employee's yearly compensation on the day preceding the consummation of the Change of Control by 3,000 and multiplying such by one and one-half weeks of such Salaried Employee's base salary on the day preceding the consummation of the Change of Control;
plus

    (iii) The product determined by multiplying the amount of one and one-half weeks of such Salaried Employee's base salary on the day preceding the consummation of the Change of Control by the lesser of (a) the number of whole years such Salaried Employee is over age 40 on the day preceding the consummation of the Change of Control and (b) the number of whole years of such Salaried Employees' service on the day preceding the consummation of the Change of Control.

Section 4.  Excise Tax.

     If the Company would be required under Section 3 to pay to any Eligible Employee an amount under the Plan that (a) would result in the imposition of an excise tax on an Eligible Employee pursuant to Section 4999 of the Internal Revenue Code of 1986 (the "Code") or (b) would not be deductible pursuant to
Section 280G of the Code, then the amount payable to such Eligible Employee shall be reduced to 2.99 times such Eligible Employee's "Base Amount" (as defined in Section 280G of the Code).

Section 5.  Plan Cap.

     In no event shall the total amount of severance payments that FECI, GCC, and FECRR shall be required to pay under Section 3 exceed $960,000, $962,000 and $10,078,000, respectively, (the "Maximum Amount"). If any Company would, but for this Section 5, be required to pay severance payments that would exceed its Maximum Amount, the amount that each Eligible Employee would otherwise be entitled to receive shall be proportionately reduced.

Section 6.  Severance Payment Procedures.

     Upon the occurrence of a Triggering Event with respect to an Eligible Employee, each Company shall pay such Eligible Employee 72% of the Severance Payment. The balance of such Severance Payment, after the adjustments, if any, required by Sections 4 and 5, shall be paid to the Eligible Employee on the two year anniversary of the Change of Control.

     At any time prior to the consummation of a Change in Control, the Board may amend this Plan in any respect without the consent or approval of any Eligible Employees. Following the consummation of a Change in Control, the Plan may be amended by the Board (a) if such amendment does not materially and adversely affect any Eligible Employee or (b) if such amendment does materially and adversely affect any Eligible Employee, only with the prior written consent of the Eligible Employee so affected.